Exhibit 5.1

Robert Michels Partner Robert Bastian Partner

robert.michels@dentons.com
D   +49 69 45 00 12 250

Salans FMC SNR Denton Europe LLP
Rechtsanwälte Steuerberater
Platz der Einheit 2
Gebäude Pollux
60327 Frankfurt am Main
Germany

T   +49 69 450012 0
F   +49 69 450012 133

Innocoll AG
FAO Management Board / Vorstand

Midlands Innovation and Research Centre

Dublin Road, Athlone

County Westmeath

Ireland

July 21, 2014

Issuance and Sale of American Depositary Shares

Ladies and Gentlemen,

1.	We are acting as German legal counsel to Innocoll AG (the "Company"), a German stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany, in connection with the issuance and sale by the Company (the “Offering”) of up to 7,618,750 American Depositary Shares evidenced by American Depositary Receipts, each representing an ownership interest of 1/13.25 of an ordinary registered share of the Company (nennwertlose auf den Namen lautende Stückaktie) with a notional value (anteilig entfallender Betrag des Grundkapitals) of EUR 1.00 per share (the “Ordinary Shares”). The underlying shares for the Offering consist of:

(i)	up to 500,000 non-existing ordinary shares to be issued by the Company from a capital increase resolved by the extraordinary shareholders’ meeting of the Company on July 18, 2014 (the "New Shares"), and

(ii)	up to 75,000 non-existing ordinary shares to be issued by the Company from a future capital increase to cover over-allotments, if any (the "Option Shares").

2.	This opinion letter is being furnished in connection with the registration statement (as amended through the date hereof, the "Registration Statement") on Form F-1 filed by the Company with the Securities and Exchange Commission (“the Commission”) on June 18, 2014 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder (the "Rules").

Dentons is a global legal practice providing client services worldwide through its member firms and affiliates. Each of those member firms and affiliates, including Salans FMC SNR Denton Europe LLP and their affiliated undertakings, is a separate and distinct legal entity. Salans FMC SNR Denton Group (A Swiss Verein) does not itself provide legal or other client services.

Salans FMC SNR Denton Europe LLP is a Limited Liability Partnership registered in England and Wales with Registration Number OC 316822. A list of the members of Salans FMC SNR Denton Europe LLP is available at its Registered Office: One Fleet Place, London EC4P 4GD, United Kingdom. Please see dentons.com for Legal Notices.

3.	In arriving at the opinion expressed below, we have examined and relied upon the following documents:

i.	the Registration Statement;

ii.	the articles of association (Satzung) of the Company as in effect on the date hereof (“Articles of Association”);

iii.	an electronic excerpt from the commercial register (Handelsregister) of the local court (Amtsgericht) at Regensburg, Germany, as of the date hereof with respect to the Company;

iv.	an executed pdf-copy of the resolution adopted by the Company's extraordinary shareholders' meeting held on July 18, 2014, resolving on the capital increase for the New Shares (the "New Shares Resolution");

v.	the draft, in substantially final form, of the application (the "Application") for the registration of the New Shares with the commercial register of the local court at Regensburg, to be executed by the Company and by the chairman of the supervisory board (Aufsichtsratsvorsitzender) on or around July 25, 2014; and

vi.	the draft, in substantially final form, of the underwriting agreement to be entered into by and among the Company, Piper Jaffray & Co. and Stifel Nicolaus & Company, Incorporated acting for themselves and as representatives of other underwriters (the "Underwriting Agreement"), filed as Exhibit 1.1 to the Registration Statement.

4.	In rendering the opinion expressed below, we have relied, without independent verification, upon the following assumptions:

i.	the authenticity of all documents submitted to us as originals;

ii.	the New Shares Resolution will be duly filed with and registered by the commercial register of the local court at Regensburg;

iii.	the conformity with their respective original documents of all documents submitted to us as copies, and the authenticity of the originals of such copied documents;

iv.	the genuineness of all signatures (other than on behalf of the Company) on all documents submitted to us;

v.	that any natural person signing any agreement, instrument or other document was legally competent at the time of execution;

vi.	the accuracy as to factual matters of each document we have reviewed; and

vii.	the ratio of 1/13.25 will be finally agreed in the deposit agreement.

5.	On the basis of and in reliance upon the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

i.	The Company is a German stock corporation (Aktiengesellschaft) duly registered with the commercial register of the local court at Regensburg and validly existing under the laws of the Federal Republic of Germany.

ii.	The extraordinary shareholders’ meeting of the Company has validly resolved on July 18, 2014 to increase the Company’s share capital from EUR 1,004,523 by up to EUR 500,000 to up to EUR 1,504,523 through cash contributions against the issuance of the New Shares. Upon subscription and payment for the New Shares (in accordance with Section 2 of the draft Underwriting Agreement) and registration of the implementation of the capital increase relating to the New Shares with the commercial register of the local court at Regensburg, the New Shares will be duly issued, fully paid up and freely transferable (except for such transfer restrictions as set forth in the Registration Statement) as of the date of such registration. The holders of outstanding Ordinary Shares will not be entitled to preemptive rights under the Articles of Association or the German Stock Corporation Act (Aktiengesetz) to acquire New Shares.

iii.	Assuming that the underwriters exercise the over-allotment option to be granted to them by the Company pursuant to the terms of the draft Underwriting Agreement, the Option Shares, when subscribed and paid for by the underwriters in accordance with Section 2 of the terms of the draft Underwriting Agreement and provided that the implementation of the capital increase from the authorized capital relating to the Option Shares is filed with and registered by the commercial register of the local court at Regensburg, will have been duly issued and fully paid up and will be freely transferable (except for such transfer restrictions as set forth in the Registration Statement) as of the date of such registration.

6.	This opinion letter is subject to the following:

The foregoing opinion is limited to the laws of Germany and we express no opinion as to the laws of any other jurisdiction. This opinion letter does not relate to facts or laws or to the interpretations of laws after the date hereof and we do not assume any obligation to update this opinion letter or to inform you of any changes to facts or laws. Please note that such changes may have retrospective or retroactive effect.

This opinion letter is addressed to and solely for the benefit of the Company and is not intended to create third party rights pursuant to Section 328 of the German Civil Code (Bürgerliches Gesetzbuch) (Vertrag zu Gunsten Dritter or Vertrag mit Schutzwirkung zu Gunsten Dritter) and, except with our prior written consent, is not to be transmitted or disclosed to or used or relied upon by any other person, provided, however, that it may be relied upon by persons entitled to rely on it pursuant to applicable provisions of U.S. federal securities law.

Our liability towards the Company and third parties due to any kind of negligence in giving this opinion is limited to an amount of EUR 10 million for each case under the client agreement between the Company and us.

This opinion expresses and describes German legal concepts in English and not in their original form. Therefore it cannot be ruled out that due to differences of legal systems some words or phrases may have different connotations than the German words or phrases would have. Where English terms and expressions are used, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent German concepts under German law. Where we have included the relevant German expressions these shall prevail over their English translation.

This opinion letter is to be governed by and construed in accordance with German law as of the date hereof and the competent courts of Frankfurt am Main, Germany, shall have exclusive jurisdiction in connection with any disputes arising hereunder or in relation hereto.

7.	We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the references to our office under the caption “Legal Matters" in the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules.

Best regards,

/s/ Salans FMC SNR Denton Europe LLP

Salans FMC SNR Denton Europe LLP